Exhibit 99.(d)(14)

March 2, 2015

First Eagle Funds
1345 Avenue of the Americas
New York, NY 10105

Re:	Investment Management Fee for First Eagle Absolute Return Fund (the “Fund”)

Dear First Eagle Funds:

This letter relates to the April 24, 2014 Fee Waiver and Expense Reimbursement Agreement (the “Agreement”) between First Eagle Funds on behalf of the Fund and First Eagle Investment Management, LLC (the “Investment Adviser”).

It has come to our attention that the preamble to our May 12, 2014 letter modifying said Agreement inadvertently recited acquired fund fees and expenses as among the items included in total operating expenses for the Fund for purposes of the agreed maximum operating expenses. Such acquired fund fees and expenses are, however, excluded from total operating expenses for these purposes.

Accordingly, and for the avoidance of doubt, by this letter we wish to reconfirm that it is our intent by the terms and for the period specified under the Agreement to waive fees payable to the Investment Adviser in an amount sufficient so that total annual operating expenses (excluding interest, taxes, dividend expense, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) for Class A, Class C and Class I shares of the Fund do not exceed 1.35%, 2.10% and 1.10%, respectively.

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ John P. Arnhold
Name:	John P. Arnhold
Title:	Chairman and Chief Investment Officer